Exhibit 99.1

News release

Biofrontera reports preliminary revenue for the month of June 2021

Leverkusen, Germany, July 6, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the month of June 2021.

The Company’s preliminary, unaudited revenue from product sales in June 2021 amounted to approximately EUR 2,626 thousand, compared to EUR 1,701 thousand in June 2020, an increase of 50%.

Preliminary revenues from product sales in the US were around EUR 1,375 thousand compared to EUR 1,235 thousand in June 2020, an increase of 11%. In Germany, revenues from product sales amounted to approximately EUR 417 thousand, compared to EUR 370 thousand in June 2020, an increase of 12%. In the rest of Europe, the Company generated product sales of around EUR 834 thousand, compared to EUR 96 thousand in June 2020, a plus of 770%. Sales in June this year include the first batch of Ameluz® for reintroduction in the Scandinavian market by Galenica AB.

Preliminary unaudited revenues

	June			Q2
in EUR thousands	2021	2020	2019	2021	2020	2019
USA	1,375	1,235	1,539	4,861	2,166	5,060
Germany	417	370	309	1,285	1,054	1,081
Europe (ex Germany)	834	96	361	1,448	146	793
Total revenue from product sales	2,626	1,701	2,199	7,595	3,366	6,934
Revenues from R&D projects and license payments	0	48	54	0	6,278	162
Total revenue	2,626	1,750	2,253	7,595	9,644	7,096

Due to commercial rounding, rounding differences may occur in tables.

Due to the pandemic, the monthly and quarterly sales development is compared with sales in 2019 for increased transparency. As such, an increase of 19% in June 2021 total product sales was achieved in all markets compared to June 2019. In more detail, June 2021 sales were up by 35% in Germany and by 131% in the remaining European markets compared to June 2019. In the USA, product sales decreased by 10%. The decline was mainly caused by no or lower sales of Aktipak® and Xepi®, respectively, while sales of Ameluz® were at a comparable level.

In Q2 2021, product sales in all markets were up by around 10% compared to Q2 2019. Sales in Q2 2021 increased by around 19% in Germany and by almost 83% in the rest of the European market compared to Q2 2019. Revenue in the US market was down 4%, mainly due to the lack of or lower sales of Aktipak® and Xepi®, while sales of Ameluz® showed a slight increase compared to Q2 2019.

-End-

1

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

2